Exhibit 99.1

DRYSHIPS ANNOUNCES LAUNCHING OF ATM EQUITY OFFERING

ATHENS, GREECE – October 4, 2013 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk and petroleum cargoes and through its majority owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig”), of offshore deepwater drilling services, today announced that it has entered into an Equity Offering Sales Agreement, dated October 4, 2013, with Evercore Group L.L.C., or Evercore, for the offer and sale of up to $200.0 million of common shares of Dryships Inc.

In accordance with the terms of the sales agreement, the Company may offer and sell its common shares at any time and from time to time through Evercore as its sales agent. Sales of the common shares, if any, will be made by means of ordinary brokers’ transactions on The Nasdaq Global Select Market or otherwise at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“Drybulk shipping rates and ship values have increased recently and we believe this trend will continue particularly in the larger asset classes. Given the improved market backdrop, we believe this is an opportune time to flexibly access the equity capital markets to reduce some or all of our funding needs through 2014 that we currently estimate at $150 million. In addition, we are nearing agreements with certain banking syndicates to reduce our debt service payments over the next year and adjust certain financial covenants. Finally, we are pleased to report that Ocean Rig continues to improve its level of performance. Preliminary data for the third quarter of 2013 indicates that the Ocean Rig fleet operated at a 98.5% operating efficiency on available for drilling days, which is a record for Ocean Rig.’’

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering has been filed with the Securities and Exchange Commission.

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 11 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 9 ultra deepwater drillships, two of which are scheduled to be delivered to the Company during 2013 and two of which are scheduled to be delivered during 2015. DryShips owns a fleet of 42 drybulk carriers (including newbuildings), comprising 12 Capesize, 28 Panamax and 2 Supramax, with a combined deadweight tonnage of about 4.4 million tons, and 10 tankers, comprising 6 Suezmax and 4 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the Nasdaq Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

THE ISSUER HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY PLACEMENT AGENT OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM BY CALLING EVERCORE PARTNERS AT 1-877-993-2673.